FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for its 2009 Fiscal Year Ended February 28, 2010

Net Income: $0.30 per share

Cash Flow from Operations: $4,433,000

Vancouver, Canada, April 28, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its 2009 fiscal year ended February 28, 2010. All financial amounts are denominated in Canadian dollars.

Net income for the year was $1,178,000 ($0.30 per share) compared to a net loss of $5,667,000 ($1.42 per share, including write downs of intangible assets of $3,354,000) in fiscal 2008 (see below). That dramatic improvement in financial performance is a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses.

Gross profit margin for the year was 44.9%, up from 32.4% in fiscal 2008.

Gross revenue for the year was $22,173,000, versus $32,498,000 last year, a decrease of 31.8% . The decline in revenues is directly attributable to the Company’s decision to no longer distribute its low margin food and beverage products and instead focus on higher margin, fiscally sustainable, branded beverage sales. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were reduced significantly to $1,646,000 from $4,302,000 the prior year. Non-cash stock based compensation expense for the year was $249,000. SG&A expenses were $6,355,000, down 35.7% from $9,892,000 the previous year. The Company also recorded non-cash income tax expense of $735,000 during the year.

As at February 28, 2010, the Company had only 3,923,275 shares outstanding and cash and available credit of $3,340,000. Cash flow from operations for the year was $4,433,000.

Gross revenue for Q4 of fiscal 2009 was $4,982,000, generating a net income of $100,000. This is the first time in its history that the Company has recorded net income in its last, and seasonally slowest, quarter. The Company also recorded non-cash income taxes of $119,000 in Q4.

In conjunction with the ongoing review of its financial statements, the Company has determined to write off the goodwill on its balance sheet as at February 28, 2009, due to its low market capitalization on that date. That transaction has no impact on the Company’s earnings for its 2009 fiscal year ended February 28, 2010, which are reported here, or on its tangible net worth.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® SuperJuices and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(EXPRESSED IN CANADIAN DOLLARS)

	February 28, 2010	February 28, 2009
		(Restated)

Gross revenue	$22,172,673	$32,497,912
Less: Discounts, rebates and slotting fees	(1,646,440)	(4,302,262)
Net revenue	20,526,233	28,195,650

Expenses (Income)
Cost of sales	11,317,750	19,071,688
Selling, general & administration expenses	6,354,825	9,892,150
Depreciation and amortization	728,993	767,798
Interest expense	229,557	464,569
Loss (gain) on sale of assets	8,515	(250,880)
Loss on contract settlements	-	308,280
Write down of goodwill	-	3,353,543
Foreign exchange gain	(21,330)	-
Interest income	(5,066)	(33,545)
Total Expenses	18,613,244	33,573,603

Net income (loss) before taxes	1,912,989	(5,377,953)
Income tax expense	(735,133)	(289,285)

Net income (loss)	1,177,856	(5,667,238)

Income (loss) per share
Basic and diluted	$0.30	$(1.42)

Weighted average common shares outstanding	3,980,202	3,991,625